Exhibit 99.4

Consent of Michael K. Murphy

The undersigned hereby consents to the inclusion in the Material Change Report (the “MCR”) of Platinum Group Metals Ltd. (the “Company”) dated September 24, 2019 of references to the undersigned as an independent qualified person and the undersigned’s name with respect to the disclosure of technical and scientific information contained in the MCR (the “Technical Information”). The undersigned further consents to the incorporation by reference in the Company’s Registration Statements on Form F-3 (File Nos. 333-231964 and 333-226580), as amended and supplemented, filed with the United States Securities and Exchange Commission, of the references to the undersigned’s name and the Technical Information in the MCR.

Dated: September 24, 2019

/s/ Michael K. Murphy
Michael K. Murphy